UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC DECREASE OF 12.3%

FOR JULY 2008

Guadalajara, Jalisco, Mexico – August 6, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of July 2008 as compared to traffic figures for July 2007.

Compared to July 2007; during July 2008 total terminal passengers decreased 12.3%, international passenger traffic decreased 10.2%, while domestic passenger traffic decreased 13.3%.

Compared to June 2007, domestic terminal passenger traffic in June 2008 registered a net decrease of 214,600 passengers, despite increased passenger traffic at the airports of Puerto Vallarta with 11,100 passengers and Los Cabos with 7,000 passengers. Together these airports represented 18,200 additional passengers.

The increase at the Puerto Vallarta airport was primarily due to an increase in passengers on routes to and from Toluca, Aguascalientes and Monterrey.

The increase at the Los Cabos airport was primarily due to growth in traffic to and from Toluca and Guadalajara.

There was a total decline of 232,700 passengers at the airports of Tijuana with 113,800 passengers, Guadalajara with 37,800 passengers, La Paz with 20,000 passengers, Mexicali with 18,400 passengers, Hermosillo with 12,100 passengers, Guanajuato with 10,000 passengers, Morelia with 9,900 passengers, Los Mochis with 6,300 passengers, Aguascalientes with 3,500 passengers and Manzanillo with 900 passengers.

The decline at the Tijuana airport was primarily due to a reduction in traffic on the routes to Guadalajara, Mexico City, Culiacan, Guanajuato, Morelia, Hermosillo, Aguascalientes, La Paz, Los Cabos, Acapulco, Uruapan, Tepic and Colima. These decreases were primarily due to the decline in operations by Aviacsa, Aeromexico, Mexicana, Avolar and Aerocalifornia in routes to and from the aforementioned cities.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

The decline at the Guadalajara airport was primarily due to a decrease in traffic on the routes to and from Mexico City, Tijuana, Hermosillo, Puerto Vallarta, Mexicali and La Paz.

The decline at the Mexicali airport was primarily due to a decrease in passengers on the routes to and from Mexico City, Guadalajara, Monterrey, Culiacan and Tijuana. This decline was due to the cessation of operations by Aviacsa at the Mexicali airport on May 12, 2008, which caused declines on the routes to Mexico City and Guadalajara, as well as due to Vivaaerobus, which as of November 2007 ceased to operate the route to Monterrey.

The decline at La Paz airport was primarily due to the decrease in traffic on the routes to and from Tijuana, Guadalajara, Mexico City, Culiacan, Los Mochis and Mazatlan. This decline was due to the cessation of operations by Avolar and Aeromexico at this airport.

The decline at the Guanajuato airport was primarily due to a decrease in traffic on the routes to Tijuana, Monterrey, Toluca, Mexico City and Morelia. The decline at the Tijuana is attributable to the fact that since 2007 certain price-sensitive passengers that previously used to stop over in Tijuana on their way to southern California now fly non-stop. The decline at the Toluca airport was due to the cessation of operations by Volaris of this route. The declines at the Mexico City and Monterrey airports are primarily due to the cessation of operations by Aviacsa out of the Guanajuato airport as of May 12, 2008.

The decline at the Morelia airport was primarily due to the cessation of operations by Aviacsa of this route as well as the decline in operations by Aeromexico and Vivaaerobus.

The decline at the Los Mochis airport was caused by the reduction in traffic on routes to and from Mexico City, Tijuana, Guadalajara, Hermosillo and La Paz, as well as a decrease in operations by Aeromexico Connect and Aerocalifornia.

International terminal passenger traffic for July 2008 registered a decrease of 72,400 passengers, or 10.2%, as compared to July 2007.

The following airports experienced an increase in traffic: Puerto Vallarta with 2,300 passengers, Hermosillo with 800 passengers and Mexicali with 100 passengers.

The increase at the Puerto Vallarta airport was due to the increase in passenger traffic on the routes to and from Los Angeles, Phoenix, Houston and Minneapolis.

The following airports experienced decreases in international passenger traffic: Guadalajara with 39,700 passengers, Los Cabos with 12,600 passengers, Guanajuato with 11,000 passengers, Morelia with 3,800 passengers, Aguascalientes with 3,700 passengers, Manzanillo with 3,300 passengers, La Paz with 800 passengers, Los Mochis with 500 passengers and Tijuana with 200 passengers.

GAP Passenger Traffic Report July 2008	Page 2 of 6

The decline at the Guadalajara airport was primarily due to a decline in passengers to and from Los Angeles, Chicago, Houston, Dallas, Atlanta and San Jose (California).

The decline at the Los Cabos airport was primarily due to a decline in passenger traffic on routes to and from Los Angeles, Dallas, Denver, Salt Lake City, San Francisco and Sacramento.

The decline at the Guanajuato airport was primarily due to the decline in traffic to and from Houston, Los Angeles, Dallas, Chicago and Atlanta.

Domestic Terminal Passengers (in thousands):

GAP Passenger Traffic Report July 2008	Page 3 of 6

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the end of July 2008, the weekly schedule of flights operated by low-cost carriers increased by 91 weekly segments compared to June 2008, for a total of 969 frequencies and a total of 54 routes operated by this type of carriers. The decline in frequencies was primarily due to a restructuring of routes and frequencies by the airlines in response to the highly competitive market environment and the increasing cost of jet fuel.

GAP Passenger Traffic Report July 2008	Page 4 of 6

In July 2008, approximately 691,300 passengers were transported by low-cost carriers, representing approximately 49.33% of the total number of domestic passengers for this month.

In addition, as a result of the restructuring of routes and frequencies, several airlines have announced that they will be imposing a fuel surcharge on airfare in the future. We consider that specific routes traveled by price-sensitive customers will be adversely affected as a result. At present, we cannot predict the size of the impact that this measure will have on passenger traffic.

Recent Events

On July 24, 2008, the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes)(“SCT”) suspended Aerocalifornia’s operations, which at the close of June 2008 represented 6.1% of GAP’s total passenger traffic. Aerocalifornia operated at five of the Company’s twelve airports, representing over 40% of total traffic at the airports of La Paz and Los Mochis.

During the month of June 2008, Aerocalifornia had 230 departures at the Company’s airports. Aerocalifornia’s only exclusive routes were Los Mochis – Ciudad Obregon (4 per week) and Tijuana – Tepic (1 per week), representing less than 7% of Aerocalifornia’s total operations with GAP.

In addition, Avolar’s operations were also suspended by the SCT on August 5, 2008, due to the alleged non-payment of national airspace usage fees. At the close of July 2008, Avolar represented approximately 5.1% of GAP’s total passenger traffic and 17% and 25% of total traffic at the airports of Tijuana and Morelia, respectively. Avolar’s hub is located at the Tijuana airport.

We expect that the routes and frequencies that were lost due to the suspension of operations at the aforementioned airlines will eventually be replaced by other airlines. For example, Volaris began operations at the airport of La Paz on August 1, with flights to and from Tijuana and Guadalajara.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

GAP Passenger Traffic Report July 2008	Page 5 of 6

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report July 2008	Page 6 of 6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: August 6, 2008